UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

MONSTER WORLDWIDE, INC.

(Names of Subject Company (Issuer))

STRATEGIC INVESTMENT OPPORTUNITIES LLC

(Name of Filing Persons (Offeror))

MEDIANEWS GROUP, INC.

MNG ENTERPRISES, INC.

(Names of Filing Persons (Other Person))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

611742107

(CUSIP Number of Class of Securities)

Marshall Anstandig

Strategic Investment Opportunities LLC

c/o MediaNews Group, Inc.

101 W. Colfax Avenue, Suite 1100

Denver, Colorado 80202

Telephone: (408) 920-5999

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of Filing Persons)

With copies to:

David D’Urso, Esq. and Jeffrey L. Kochian, Esq.

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, New York 10036

Telephone: (212) 872-1000

CALCULATION OF FILING FEE

Transaction Value(1)	Amount of Filing Fee(2)
$33,025,515.50	$3,827.66

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (A) 8,925,815 shares of common stock, par value $0.001 per share, of Monster Worldwide, Inc. (representing the maximum number of shares subject to the tender offer) and (B) $3.70 per share (representing the offer price).
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the Transaction Value by .0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,827.66

Form or Registration No.:	Schedule TO-T (File No. 005-49641)

Filing Party:	Strategic Investment Opportunities LLC
MediaNews Group, Inc.
MNG Enterprises, Inc.

Date Filed:	October 25, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on October 25, 2016 (together with any amendments and supplements hereto, this “Schedule TO”) by Strategic Investment Opportunities LLC, a Delaware limited liability company (the “Purchaser”), an affiliate of MediaNews Group, Inc., a Delaware corporation (“MNG”). This Schedule TO relates to the offer by the Purchaser to purchase up to 8,925,815 shares (the “Shares”) of common stock, par value $0.001 per share (the “Common Stock”), of Monster Worldwide, Inc., a Delaware corporation (“Monster” or the “Company”), at a price of $3.70 per Share, net to the seller, in cash (the “Offer Price”), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated October 25, 2016 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer.” The Offer to Purchase was filed with the Schedule TO as Exhibit (a)(1)(A), and the Letter of Transmittal was filed with the Schedule TO as Exhibit (a)(1)(B). Capitalized terms used but not defined in this Amendment No. 1 have the meanings set forth in the Offer to Purchase. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference with respect to all the items of this Schedule TO.

This Amendment No. 1 is being filed to announce termination of the Offer and to amend and supplement Items 1 through 9 and Item 11 of the Schedule TO as provided below.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

The Purchaser hereby irrevocably and unconditionally terminates the Offer. The Purchaser is terminating the Offer because it determined that a condition to the Offer could not be satisfied. Specifically, the Purchaser’s obligation to purchase Shares pursuant to the Offer was subject to the condition that the Randstad Offer had been terminated at least two business days prior to the expiration of the Offer. On October 31, 2016, Randstad announced the successful completion of the Randstad Offer.

None of the shares of Common Stock were purchased in the Offer and, as a result of the termination, all of the shares of Common Stock previously tendered will be promptly returned to the holders thereof, and no consideration will be paid to holders who have tendered their shares of Common Stock.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2016

STRATEGIC INVESTMENT OPPORTUNITIES LLC

By:	/s/ Michael J. Koren
	Name:	Michael J. Koren
	Title:	Chief Financial Officer

MEDIANEWS GROUP, INC.

By:	/s/ Michael J. Koren
	Name:	Michael J. Koren
	Title:	Senior Vice President and Chief Financial Officer

MNG ENTERPRISES, INC.

By:	/s/ Michael J. Koren
	Name:	Michael J. Koren
	Title:	Senior Vice President and Chief Financial Officer